Crescent Point Plans Name Change to Veren



March 20, 2024 Calgary, AB

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) announced today that it intends to change its name to Veren Inc. ("Veren") and will seek shareholder approval for the change at its upcoming Annual and Special Meeting of Shareholders ("AGM") on May 10, 2024.

"Our new name and logo represent the culmination of our remarkable transformation over the last several years and better reflect the notable improvements we have made to our business," said Craig Bryksa, President and CEO of Crescent Point. "Our portfolio now boasts a top-quartile asset base with significant inventory. In addition to strengthening our long-term excess cash flow and return of capital profile for shareholders, we have also bolstered our ESG practices including enhanced governance, environmental stewardship, safety practices and community involvement. Through our hard work, we have reached a turning point and are on a new and exciting trajectory. It is now time to embrace a new brand that is representative of our promising future and our purpose statement of Bringing Energy To Our World – The Right Way."

The name Veren combines the Latin word for 'truth' – *veritas* – and 'energy'. The Company will formally adopt the new name and visual identity upon receiving all necessary shareholder and regulatory approvals. The Company's common shares will begin trading on the Toronto and New York stock exchanges under the symbol 'VRN', shortly after shareholder approval is received, with further details to be provided at a later date.

Forward-Looking Information

This press release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this press release are intended to provide Crescent Point security holders and potential investors with information regarding Crescent Point and its subsidiaries, including management's assessment of Crescent Point's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect Crescent Point's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. Crescent Point undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to our Annual Information Form for the year ended December 31, 2023 under "Risk Factors" and our MD&A for the year ended December 31, 2023, under the headings "Risk Factors" and "Forward-Looking Information", "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies" and "Guidance" filed under Crescent Point's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or
Sarfraz Somani, Manager, Investor Relations
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.